                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1 )*

                            DAVEL COMMUNICATIONS INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   238341 10 1
                                 (CUSIP Number)

                               JUSTIN S. MACCARONE
                                    PRESIDENT
                               UBS CAPITAL II LLC
                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 821-6390
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              NANCY E. FUCHS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                DECEMBER 23, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies are to be sent.

                                                                    Page 1 of 10
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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                    Page 2 of 10
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                                  SCHEDULE 13D

CUSIP NO. 238341 10 1                                      PAGE  3  OF 10 PAGES
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                     NAMES OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                     UBS Capital II LLC   13-3699851
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   2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (SEE INSTRUCTIONS)                                  (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3                 SEC USE ONLY
--------------------------------------------------------------------------------
                     SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
                     OO
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   5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)              / /
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                     CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                     Delaware
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   NUMBER OF    7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY        UBS Capital II LLC owns 892,977 shares of Common Stock.
   OWNED BY     ----------------------------------------------------------------
     EACH       8    SHARED VOTING POWER
   REPORTING
    PERSON           -0-
     WITH       ----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                     UBS Capital II LLC owns 892,977 shares of Common Stock.
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON

11 UBS Capital II LLC owns 892,977 shares of Common Stock and beneficially owns options to purchase 16,450 shares of Common Stock.
--------------------------------------------------------------------------------

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES  (SEE INSTRUCTIONS)                      / /
--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 UBS Capital II LLC owns 8.5% of Common Stock of Issuer as of December 24, 1998 and beneficially owns options to purchase 16,450 shares of Common Stock representing an aggregate 8.6% of the Common Stock of the Issuer as of December 24, 1998.

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14                   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     OO
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                                                                    Page 3 of 10
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                                  SCHEDULE 13D

CUSIP NO. 238341 10 1                                      PAGE  4  OF 10 PAGES
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                     NAMES OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                     UBS Capital Holdings LLC 13-3952898
--------------------------------------------------------------------------------
   2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (SEE INSTRUCTIONS)                                  (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3                 SEC USE ONLY
--------------------------------------------------------------------------------
                     SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
                     OO
--------------------------------------------------------------------------------
   5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                     Delaware
--------------------------------------------------------------------------------
   NUMBER OF    7    SOLE VOTING POWER

    SHARES           -0-
                ----------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER

   OWNED BY          -0-
                ----------------------------------------------------------------
     EACH       9    SOLE DISPOSITIVE POWER

   REPORTING         -0-
                ----------------------------------------------------------------
    PERSON      10   SHARED DISPOSITIVE POWER

     WITH            -0-
--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON

11 UBS Capital II LLC owns 892,977 shares of Common Stock and beneficially owns options to purchase 16,450 shares of Common Stock; UBS Capital Holdings LLC, by virtue of the fact that it owns 100% of UBS Capital II LLC, beneficially owns all such shares.
--------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES  (SEE INSTRUCTIONS)                      / /
--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 UBS Capital II LLC owns 8.5% of Common Stock of Issuer as of December 24, 1998 and beneficially owns options to purchase 16,450 shares of Common Stock representing an aggregate 8.6% of the Common Stock of the Issuer as of December 24, 1998; UBS Capital Holdings LLC beneficially owns all such stock owned by UBS Capital II LLC.
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14                   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     OO
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                                  SCHEDULE 13D

CUSIP NO. 238341 10 1                                      PAGE 5  OF 10 PAGES
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                     NAMES OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                     UBS AG
--------------------------------------------------------------------------------
   2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (SEE INSTRUCTIONS)                                  (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3                 SEC USE ONLY
--------------------------------------------------------------------------------
                     SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
                     OO
--------------------------------------------------------------------------------
   5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                     Switzerland
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   NUMBER OF    7    SOLE VOTING POWER

    SHARES UBS AG hold 881 shares of Common Stock for its customers, of which it has voting power for 646 shares.

 BENEFICIALLY   ----------------------------------------------------------------

   OWNED BY

      EACH
                8    SHARED VOTING POWER
   REPORTING
                     -0-
    PERSON

     WITH       ----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                     UBS AG holds 881 shares of Common Stock for its customers, of which it has dispositive power for 176 shares.
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON

11 UBS Capital II LLC owns 892,977 shares of Common Stock and beneficially owns options to purchase 16,450 shares of Common Stock; UBS Capital Holding LLC, by virtue of the fact that it owns 100% of UBS Capital II LLC, beneficially owns all such shares. UBS AG, by virtue of the fact that it owns 100% of UBS Capital Holding LLC, beneficially owns all such shares, and in addition UBS AG holds 881 shares of Common Stock for its customers, of which it has both voting and dispositive power for 176 shares and only voting power for 470.

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12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES  (SEE INSTRUCTIONS)                      / /
--------------------------------------------------------------------------------

                                                                    Page 5 of 10
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                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 UBS Capital II LLC owns 8.5% of Common Stock of Issuer as of December 24, 1998 and beneficially owns options to purchase 16,450 shares of Common Stock representing an aggregate 8.6% of the Common Stock of the Issuer as of December 24, 1998; UBS Capital Holdings LLC beneficially owns all such stock owned by UBS Capital II LLC; UBS AG beneficially owns all such stock owned by UBS Capital Holdings LLC plus beneficially owns an additional 646 shares of Common Stock of the Issuer representing an aggregate 8.6% of the Common Stock of the Issuer as of December 24, 1998.
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14                   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     CO
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                  This Amendment No. 1 to Statement on Schedule 13D initially filed on January 4, 1999 with the Securities and Exchange Commission, by UBS Capital II LLC, a Delaware limited liability company ("UBS") is hereby amended to correct an inaccuracy in the percentage shares of Common Stock beneficially owned by UBS, update information regarding shares of Common Stock held by UBS AG on behalf of its customers which information was not available on January 4, 1999 and reflect current name of the registrant.

                  All references to Davel Holdings, Inc. are hereby deleted and replaced with Davel Communications Inc.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS


                  Item 3 is hereby amended by adding thereto the following:

                  The shares of Common Stock held by UBS AG were acquired in exchange for shares of Peoples Stock held by UBS AG on behalf of its customers.

ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 is hereby amended by adding to the first paragraph thereof the following:

                  Pursuant to the Merger, the shares of Peoples Stock held by UBS AG on behalf of its customers were converted into 881 shares of Common Stock.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

                  The first two paragraphs in Item 5 are deleted and replaced by the following two paragraphs:

                  (a) UBS is the beneficial owner of 892,977 shares of Common Stock and is also the beneficial owner of options to purchase 16,450 shares of Common Stock, or an aggregate of approximately 8.6% of the issued and outstanding shares of Common Stock as of December 24, 1998. By virtue of the fact that Holdings owns 100% of UBS, Holdings is the beneficial owner of all such stock. By virtue of the fact that UBS AG owns 100% of Holdings, UBS AG is the beneficial owner of all such stock. In addition, UBS AG holds 881 shares of Common Stock on behalf of its customers of which 646 shares are beneficially owned by UBS AG by virtue of the fact the UBS AG has voting or dispositive power over such shares.

                  (b) UBS has the sole power to vote 892,977 shares of Common Stock. UBS AG has indirect beneficial ownership of 646 shares of Common Stock of the Company held on behalf of its customers (646 shares of which UBS AG has direct voting power and 176 of which UBS AG has both voting and dispositive power).


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                                   Signature



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                             UBS CAPITAL II LLC


                                             By: /s/ Michael Greene
                                                 ----------------------
                                                 Name: Michael Greene
                                                 Title:   Partner


                                             By: /s/ Marc Unger
                                                 ----------------------
                                                 Name: Marc Unger
                                                 Title: Chief Financial Officer


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                                    Signature



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                             UBS CAPITAL HOLDINGS LLC

                                             By: /s/ Michael Greene
                                                 ----------------------
                                                 Name: Michael Greene
                                                 Title:   President


                                             By: /s/ Marc Unger
                                                 ----------------------
                                                 Name: Marc Unger
                                                 Title: Chief Financial Officer

                                                                    Page 9 of 10
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                                    Signature



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                               UBS AG


                                               By: /s/ Lewis Eber
                                                   -----------------------
                                                   Name: Lewis Eber
                                                   Title: Executive Director


                                               By: /s/ Janet Zimmer
                                                   ------------------------
                                                   Name: Janet Zimmer
                                                   Title:   Executive Director

                                                                   Page 10 of 10